

September 27, 2007

John K. Morgan
President and Chief Executive Officer
Acuity SpinCo, Inc.
4401 Northside Parkway, Suite 700
Atlanta, GA 30327-3093

> **Re:** **Zep Inc.**
> **Amendment No. 1 to Form 10**
> **Filed September 12, 2007**
> **File No. 1-33633**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments.

<u>Information Statement</u>

<u>General</u>

1.  Please disclose the information set forth in the last paragraph of your response to comment 1 in our letter dated August 28, 2007.

2.  We note your response to comment 2 in our letter dated August 28, 2007. Please also disclose the value of the equity awards on an individual basis for each of your executive officers and directors.

3.  Please provide us with a copy of the tax opinion.

<u>Risk Factors, page 20</u>

4.  We note your response to comment 10 in our letter dated August 28, 2007; however, the filing does not reflect all the revisions you mention in your response. Please quantify the costs of operating as a stand alone company on page 20 and quantify your debt service obligations and the funds that are available to satisfy your debt payments on page 29. Also, you did not delete the risk factor entitled "We may incur increased expenses if the transition services agreement . . ."

Compensation Discussion and Analysis, page 89

Short-Term Incentives, page 92

5.  If available, please disclose the target amounts for short-term incentives for fiscal 2007.

6.  Please explain in greater detail how the financial performance percentages are determined.

7.  Please clarify how the determination formula is calculated.  How is the annual incentive target calculated?  How is the PMP rating factored in the formula? Consider providing an example.

8.  For the fiscal 2007 awards, please explain in greater detail how the performance measures and weightings relate to the thresholds, targets and maximum data reflected on page 94.

Executive Compensation, page 100

9.  Please disclose the bonuses and non-equity incentive awards for fiscal 2007.  We note that these amounts are expected to be determined in late September 2007.

    As appropriate, please amend your filing and respond to these comments.  You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                            Sincerely,


                                            Jennifer Hardy
                                            Branch Chief


cc:     Keith M Townsend, Esq.
        King & Spalding LLP
        1180 Peachtree Street, NE
        Atlanta, GA  30309